UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46579

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transactiondrivers LLC DBA Kane & Company

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Manning Avenue
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kane	(310) 441-5263	MichaelKane@Kaneco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transactiondrivers LLC DBA Kane & Company, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TransactionDrivers LLC dba Kane & Company Report Pursuant to Rule 17a-5 (d) Financial Statements

For the Year Ended December 31, 2025

CONFIDENTIAL TREATMENT REQUESTED

TransactionDrivers LLC dba Kane & Company

Year Ended December 31, 2025

<u>CONTENTS</u>

Report of Independent Registered Accounting Firm

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of TransactionDrivers, LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of TransactionDrivers, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TransactionDrivers, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TransactionDrivers, LLC's management. Our responsibility is to express an opinion on TransactionDrivers, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TransactionDrivers, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of TransactionDrivers, LLC's financial statements. The supplemental information is the responsibility of TransactionDrivers, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as TransactionDrivers, LLC's auditor since 2022.

Sugar Land, Texas

February 23, 2026

TransactionDrivers LLC dba Kane & Company

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash		$ 98,976
Account Receivable		$ 2,000
Furniture and Equipment		
Furniture and fixtures	$ 7,880	
Office equipment	79,232	
	87,112	
Accumulated depreciation	(64,551)	
Net furniture and equipment		22,561
Total assets		$ 123,537

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$ 0	
Total Liabilities		$ 0
Members' equity		123,537
Total liabilities and members' equity		$ 123,537

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

Revenues:

Fee-based income (Consulting)	$ 12,000	
Reimbursed Expenses	<u>6082</u>	
Total revenue		$ 18,082
Expenses:		
Pension Expense	2,000	
Travel and lodging	2,939	
Professional fees	26,492	
Dues, publications, continuing education, license fees	13,935	
Advertising, promotion, meals, and entertainment	1,242	
Vehicles	1,588	
Office supplies/postage and delivery	2,248	
Regulation expense	1,419	
Telecommunications	6,337	
Information Services	1,999	
Bank Fees	321	
CA Min Franchise Tax Fee	800	
Depreciation	15,024	
Total expenses		76,344
Income (loss) before taxes		(58,262)
Income tax expense		<u>0</u>
Net income (loss)		$ <u>(58,262)</u>

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2025

Members' equity, beginning of year	$	129,975
Net income (loss)		(58,262)
Distributions		(0)
Contribution of Capital		51,824
Members' equity, end of year	$	123,537

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:

Net income (loss)	$ (58,262)
Adjustments to reconcile Net Income to Net Cash Provided by (used in) operating activities:	
Depreciation	15,024
Changes in operating assets and liabilities:	
(Increase) in other current assets	(2,000)
(Decrease) in accounts payable	(3,907)
Net cash used in operating activities	(49,145)
Cash flows from investing activities:	-
Net cash used in investing activities:	-
Cash flows from financing activities:	
Contributions of capital:	51,824
Distributions:	-
Net cash provided by financing activities	51,824
Net cash increase	2,679
Cash at beginning of year	96,297
Cash at end of year	$ 98,976

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for:

Income taxes	$ 0
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a FINRA member. It was formed under the laws of the State of California and maintains an office in Los Angeles, California.

The Company's revenues consist of fees for advisory services for mergers and acquisitions, other strategic financial transactions, financial operating consulting to build or preserve equity value unrelated to securities business, and reimbursed expenses.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

Preparing financial statements in accordance with U.S. generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates, and such differences could be material.

Revenue Recognition

The Company provides advisory services to assist clients in planning, preparing, and executing strategic financial transactions, including mergers and acquisitions, strategic partnerships, long-term financing, and balance sheet restructuring. The Company receives success fees for these financial advisory investment banking services. The Success Fees are received under the terms of the agreement and earned upon success.

Consulting is offered to assist companies in improving financial operating performance and increasing realizable value in any equity transaction. Consulting fees are invoiced weekly or monthly under the terms of the client agreement. They are recognized in the period billed, corresponding to the Company's completion of its performance obligations. The firm earned $12,000 Consulting fees for the year ended December 31, 2025.

Retainer fees secure the Company's commitment to a client project of any kind. They are paid in advance of service provision and are recognized upon receipt as Unearned revenues. Unearned revenues are recognized as revenue upon completion of any related performance obligations or upon disengagement under the agreement. For the year ended December 31, 2025, the Company recognized no unearned revenue pursuant to client agreements.

Reimbursed expenses are recognized when billed as stipulated in the respective agreements. In all cases, revenue recognition is subject to satisfying realization criteria. The Company credited $6,082 revenues to reimbursed expenses.

TransactionDrivers LLC dba Kane & Company

NOTES TO FINANCIAL STATEMENTS CONTINUED

DECEMBER 31, 2025

(1) <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued</u>

<u>Furniture and Equipment</u>

Furniture and equipment are depreciated using the straight-line method over useful lives of generally five years. As of December 31, 2025, the Company recorded an undepreciated balance of $22,561. Depreciation expense amounts to $15,024 as of December 31, 2025.

<u>INCOME TAXES</u>

As a limited liability company, the earnings and losses of the members will be included in their personal income tax returns and taxed in accordance with their personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax. The Company's filed Federal and California income tax returns are subject to examination by the taxing authorities for three and four years after being filed.

<u>LEASES</u>

The Company has no arrangements subject to ASC 842; therefore, adopting ASC 842 did not significantly affect the Company's financial statements for the year ended December 31, 2025.

(2) <u>SUBSEQUENT EVENTS</u>

Management has evaluated subsequent events and transactions occurring after year-end through the date the financial statements were available for issuance. No transactions or events were found requiring recognition in the financial statements.

(3) <u>NET CAPITAL</u>

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate daily; however, as of December 31, 2025, net capital was $98,976, exceeding the required minimum capital by $93,976. The aggregate indebtedness-to-net capital ratio was 0.00 to 1, which is below the 15 to 1 maximum allowed.

(4) <u>RELATED PARTY TRANSACTIONS</u>

In 2025, the Company engaged Manning Financial, Inc. for monthly administration (ministerial), bookkeeping, vendor screening, web development project management, human resources, and promotional services. A Member of the Company owns Manning Financial, Inc.. During the year ended December 31, 2025, the Company paid $10,000 for these services, which are included in

Professional fees on the statement of operations. Members provide the Company with office space at no cost and have formally waived any reimbursement. The scope and terms of certain related-party transactions may differ from those that would result from transactions among wholly unrelated parties.

(5)   INCOME TAX PROVISION

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company. It is subject to a limited liability company gross receipts tax, with a minimum franchise tax in California. The Company files its tax returns using the cash method of accounting. As of December 31, 2025, the Company recorded the California minimum tax of $800.

(6)   ACCOUNTS RECEIVABLE

Accounts receivable are fees billed but not yet received and are recorded at net realizable value. Should any amounts become uncollectible, they would be charged to operations upon Management's determination. As of December 31, 2025, the Company had $2,000 of accounts receivable.

(7)   CONTINGENCIES

The Company maintains bank accounts at commercial financial institutions. The accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") for up to $250,000 or by the Securities Investor Protection Corporation ("SIPC") for up to $500,000. The Company has not incurred any losses on these accounts, and management believes it has placed its cash on deposit with financially stable institutions.

(8)   SINGLE SEGMENT REPORTING

The Company engages in a single line of business as a securities broker-dealer, focused on several classes of financial advisory services, specifically for mergers and acquisitions and other strategic financial transactions, and financial operating consulting to build or preserve equity value in anticipation of one or more client strategic financial transactions. Financial operating consulting is unrelated to the securities business. The Company designates its Managing Partner as the chief operating decision-maker ("CODM"). The Company's CODM uses revenue to evaluate business results, primarily in forecasting, and to manage the Company because it is structured to operate with a very high proportion of variable expenses. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and, therefore, a single reportable segment, because THE CODM manages the business activities using information about the Company as a whole. The accounting policies used to measure the segment's profit and loss are the same as those described in the summary of significant accounting policies.

(9)   EMPLOYEE BENEFIT PLANS

The Company's qualified 401(k) plan and a cash balance defined benefit plan ("Plan") were terminated on December 15, 2025.

TransactionDrivers LLC dba Kane & Company

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2025

Total members' equity from statement of financial condition		123,537
Less non-allowable assets		
Account Receivable	2,000	
Property, Plant, and Equipment	22,561	
Net Capital		$ 98,976

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 0
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater than the above two figures)	$ 5,000
Excess net capital	$ 93,976

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 0
Ratio of aggregate indebtedness to net capital	0.00 to 1

There was no material difference between the net capital computation and the net capital computation shown on the Company's most recently filed unaudited Form X-17-A Part IIA report dated December 31, 2025.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2025

Information Relating to Possession or Control Requirements for Brokers and Dealers does not apply to the Company, as the Company is not subject to the provisions of Rule 15c3-3. The Company does not hold customer funds or securities, as its business activities are financial advisory, M&A, and strategic financial operating consulting services. Accordingly, there are no items to report under this Rule's requirements.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company

Schedule III

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2025

The Computation for Determination of the Reserve Requirements does not apply to the Company, as the Company is not subject to the provisions of Rule 15c3-3. The Company does not hold customer funds or securities, as its business activities are financial advisory, M&A, and strategic financial operating consulting services. Accordingly, there are no items to report under this Rule's requirements.

See report of independent registered public accounting firm.

TransactionDrivers LLC dba Kane & Company
Report on Exemption Provisions
Report Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TransactionDrivers LLC DBA Kane & Company

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TransactionDrivers LLC DBA Kane & Company states that (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively (1). Receiving transaction-based compensation for advisory services for mergers and acquisitions and other strategic financial transactions, and (2). Receiving consulting-based compensation for financial operating consulting in accordance with the requirement of (a) or (b) of Rule 15c2-4, and the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TransactionDrivers LLC DBA Kane & Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TransactionDrivers LLC DBA Kane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
February 23, 2026

TransactionDrivers LLC dba Kane & Company Exemption Report

TransactionDrivers LLC dba Kane & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company prepared the Exemption Report as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for advisory services for mergers and acquisitions, and other strategic financial transactions, and; (2) receiving consulting-based compensation for financial operating consulting under the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TransactionDrivers LLC dba Kane & Company

I, Michael Kane, swear (or affirm) that this Exemption Report is true and correct to my best knowledge and belief.

By: Michael Kane,
Title: **Managing Partner**

February 23,2026